June 2, 2006



Mr. Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         Re:      Cablevision Systems Corporation
                  CSC Holdings, Inc.
                  Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 2, 2006

                  Form 10-Q for the Fiscal Quarter Ended March 31, 2006 File Nos. 1-14764 and 1-09046

Dear Mr. Spirgel:

         This letter responds to the comment letter (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Commission"), dated May 19, 2006, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "Form 10-K") of Cablevision Systems Corporation and CSC Holdings, Inc. (collectively, the "Company") and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the "Form 10-Q").

         To facilitate the Staff's review, the Company has included in this letter the captions and numbered comments in bold text and has provided the Company's responses immediately following each numbered comment.

         In some of the responses, the Company has agreed to change or supplement the disclosures in future filings in light of the Staff's views. The Company continues to believe its prior filings are accurate in all material respects and are in compliance with applicable disclosure rules and regulations promulgated by the Commission and U.S. generally accepted accounting principles. Accordingly, any changes implemented in future

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

filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

The following are the Company's responses to the Comment Letter:

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------

Selected Financial Data, pages 43 and 45
----------------------------------------

1. PLEASE REFER TO FOOTNOTE (3). TELL US AND DISCLOSE WHY YOU ARE EXCLUDING THE REVENUES OF LIGHTPATH FOR THE FOURTH QUARTER IN THE PERIOD.

     Company Response -- The Company's Telecommunications Services segment generates revenue principally from (1) its cable system's video, high-speed data, and Voice over Internet Protocol ("VoIP") services and (2) from Lightpath, its competitive local exchange carrier providing switched services, private line and advanced networking features, including broadband access primarily to medium and large commercial organizations. The purpose of the "average monthly revenue per basic video subscriber" measure is to demonstrate the revenues generated per basic video subscriber by the cable system's video, high-speed data and VoIP services. Revenues of Lightpath are excluded from this measure because the sources of revenue are unrelated to the cable system's subscribers.

     Footnote 3 defines how the Company calculates "Average monthly revenue per basic VIDEO subscriber." Average monthly revenue per basic video subscriber represents the following:

     a. Numerator - Total revenue generated from subscribers of the Company's cable systems for the fourth quarter of each fiscal year presented for the Telecommunications Services segment less the revenue attributable to our Lightpath operations divided by
     b. Denominator - The average number of basic video subscribers for the fourth quarter of each fiscal year presented for the Telecommunications Services segment's cable systems.

     Accordingly, both the numerator and denominator exclude any revenues and subscribers, respectively, related to the Company's Lightpath operations.

     The Company believes the footnote could have been written more clearly and the Company will modify it to read as follows in prospective filings:


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

     "Average  monthly  revenue  per basic video  subscriber  is  calculated  by dividing the GAAP revenues for the Telecommunications Services segment, less the revenue attributable to Lightpath, for the fourth quarter for each year presented by the average monthly number of basic video subscribers served by the Company's cable systems for the same period. For purposes of this calculation, both revenue and average number of basic video subscribers exclude the Company's Lightpath operations."

Consolidated Statements of Cash Flows, page I-8
-----------------------------------------------

2. PLEASE PRESENT YOUR PROVISION FOR DOUBTFUL ACCOUNTS AS AN ADJUSTMENT TO NET CASH PROVIDED BY OPERATING ACTIVITIES.

     Company Response -- The Company has historically presented the provision for doubtful accounts within the "Accounts receivable, trade" line item within the operating section of the consolidated statements of cash flows.

     In acknowledgement of the Staff's request, the Company will present in its future filings the provision for doubtful accounts as a separate line item adjustment to net cash provided by operating activities and for comparability will reclassify in its future filings the provision for doubtful accounts from the accounts receivable trade line item for all prior periods.

Note 8.  Intangible Assets, page I-31
-------------------------------------

3. PLEASE TELL US THE FACTORS YOU CONSIDERED IN DETERMINING THAT YOUR SPORTS FRANCHISES ARE INDEFINITE-LIVED INTANGIBLE ASSETS UNDER PARAGRAPH 11 OF FAS 142.

     Company Response -- Madison Square Garden, L.P. ("MSG"), an indirect wholly owned subsidiary of the Company, owns the New York Knicks ("Knicks") and New York Rangers ("Rangers") franchises through its membership interests in the National Basketball Association ("NBA") and National Hockey League ("NHL"), respectively. Each of these franchises are only one of thirty that operate within each league. In determining that the Company's NBA and NHL sports franchises are indefinite-lived intangible assets, the Company considered all pertinent factors, including the following, as required by paragraph 11 of Financial Accounting Standards Board ("FASB") Statement No. 142, Goodwill and Other Intangible Assets.

     a.   The expected use of the asset by the entity
          -------------------------------------------

          The Company's MSG subsidiary operates a sports and entertainment business, which owns and operates professional sports teams, regional cable television networks, event facilities and an entertainment business. The Company anticipates exploiting the sports franchises indefinitely by continuing to generate positive cash flow from MSG's operations, which primarily include showcasing the Knicks and Rangers franchises through live presentations that generate ticket sales, suite revenues, food and merchandise revenues along with the revenues earned by MSG's sports networks, whose primary programming includes the presentation of the Knicks and Rangers games along with other professional sports teams not owned by the Company.

     b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate
          ----------------------------------------------------------------------

          The presentation of Knicks and Rangers home games takes place at the Madison Square Garden Arena, and the broadcast of each team's home games and the sale of food and merchandise at these home games are accomplished with the use of other assets owned by the Company. These assets include certain tangible and intangible assets that are depreciated or amortized over their respective estimated useful lives, which range from 2 to 30 years. The Company expects to replace its tangible assets at the end of their useful lives with new assets and renew the agreements associated with certain of its intangibles such as affiliate agreements and relationships which will continue to support the operations of the Company's professional sports franchises. The Company respectfully advises the Staff that its continued ownership and operation of its Knicks and Rangers team operations is not dependent on its continued ownership and operation of the Madison Square Garden Arena as the Company believes the Knicks and Rangers games could be played in an alternative venue, if necessary.

     c. Any legal, regulatory, or contractual provisions that may limit the useful life
          ----------------------------------------------------------------------

          The Company is not aware of any legal, regulatory or contractual provisions that the Company believes could reasonably be expected to limit the indefinite useful lives of its NBA or NHL franchises.


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

     d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)
          ----------------------------------------------------------------------

          As mentioned under "a" above, MSG owns the Knicks and Rangers franchises through its membership interests in each of the NBA and NHL. The NBA and NHL are unincorporated associations each governed by a written Constitution, which is expressly described as a contract among the members. The New York Knicks and New York Rangers franchises have been in existence for approximately 60 and 80 years, respectively.

          There is no cost or process required for "renewal" of the league memberships -- they are perpetual except as described below:

          o Membership interests in the NBA and NHL are perpetual unless and until transferred by the owner or terminated after a hearing and a finding by a three quarters vote of the respective leagues' Board of Governors that the member has been guilty of gross violations of rules and agreements, failure to pay dues, failure to play games, gambling, game-fixing, or similar serious misconduct.

          o Under the respective Constitutions, either league may be dissolved by its members -- by a three quarters vote of the Board of Governors in the NBA and by a unanimous vote of the Board of Governors in the NHL. No such action is anticipated.

          The Company is not aware of any legal, regulatory, or contractual provisions that the Company believes could reasonably be expected to limit the indefinite useful life of its NBA or NHL franchises.

     e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)
          ----------------------------------------------------------------------

          In the Company's opinion, the strength of the two leagues in ticket revenue per game is at a very high historical level and further growth is expected.


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

          The Company believes that the strength in attendance and ticket prices along with increases in broadcast revenue, concession revenue, luxury boxes and other related revenues together with the stability provided by the current NBA and NHL collective bargaining agreements continue to support the positive long-term financial health of each league. The Company is not aware of any technological advances, legislative or regulatory actions, or changes in distribution channels that could significantly impact the teams' operations.

          Lastly, franchises in the NBA and NHL that have not performed well have been allowed to move to different cities with league approval. The Company is not aware of any NBA or NHL franchise that has been terminated in the last 30-40 years.

     f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life)
          ----------------------------------------------------------------------

          Other than normal operating and capital expenditures, no unusual level of expenditures are anticipated that could significantly impact the Company's long-term view of the prospects of owning these two valuable sports franchises.

     Overall Conclusion:
     -------------------

     The Company is not aware of any legal, regulatory, contractual, competitive, economic, or other provisions or factors known or expected that the Company believes could reasonably be expected to limit the useful life of the Company's NBA and NHL franchises which have been classified as intangible assets with indefinite lives.


Note 17.  Contractual Obligations, page I-56
--------------------------------------------

4. PLEASE TELL US HOW YOU ARE ACCOUNTING FOR THE PUT AND CALL OPTIONS. INCLUDE IN YOUR RESPONSE REFERENCES TO THE APPROPRIATE ACCOUNTING LITERATURE.

     Company Response -- In April 2005 Rainbow Programming Holdings ("RPH"), an indirect wholly owned subsidiary of the Company, and Rainbow HD Holdings LLC ("VOOM") entered into an investment agreement with a subsidiary of EchoStar Communications Corporation ("EchoStar"), a satellite delivered digital television operator, pursuant to which after the closing in November 2005, EchoStar owns a

     20% membership interest in VOOM and RPH owns the other 80%. The agreement provides that on the fifth or eighth anniversary of the effective date of the agreement, on the termination of a related affiliation agreement by EchoStar, or based on other specific events, EchoStar has a put right to require RPH to purchase all of its equity securities in VOOM at fair value. On the seventh or tenth anniversary of the effective date, or the second anniversary date of the termination of the affiliation agreement by EchoStar, RPH has a call right to purchase all of EchoStar's ownership in VOOM at fair value. The purchase price under the put or call is payable in cash, registered Class A Common Stock of the Company or promissory notes, at the option of the Company.

     The Company disclosed the put and call rights in Note 17 but does not provide accounting recognition for the put and call rights since the rights provide for an acquisition by RPH of the EchoStar member interest, in the future, at fair value, to be determined at the time of such purchase. The Company believes the put and call rights have zero fair value in accordance with generally accepted valuation methodologies.

     Even if the put and call rights were deemed to be (1) derivative financial instruments that would have to be bifurcated from the host contract (the VOOM Limited Liability Company Agreement) and, therefore, accounted for separately in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended), or (2) free standing financial instruments in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the instruments would be valued at zero since the put and call rights require the EchoStar 20% interest to be purchased at fair value to be determined at the time of such purchase. Accordingly, there would be no resulting accounting impact because the fair value of such put and call rights would always be zero.

Note 20.  Segment Information, page I-61
----------------------------------------

5.   PLEASE  DELETE   "UNAUDITED"  FROM  "ADJUSTED   OPERATING  CASH  FLOW  FROM
     CONTINUING OPERATIONS."

     Company Response -- In acknowledgement of the Staff's request, the Company will delete "unaudited" from the "Adjusted operating cash flow from continuing operations" section in the segment footnote disclosure in prospective filings.

Note 22.  Other Matters, page I-66
----------------------------------

6. PLEASE REFER TO THE LITIGATION SETTLEMENT WITH TIME WARNER ENTERTAINMENT, L.P. PROVIDE US WITH SPECIFIC DETAILS OF THE SETTLEMENT AGREEMENT. ALSO, TELL US WHY IT IS APPROPRIATE TO CAPITALIZE THE $74 MILLION SETTLEMENT PAYMENT AND AMORTIZE IT OVER THE REMAINING 13 YEAR LIFE OF THE EXTENDED AMC AGREEMENT. INCLUDE IN YOUR RESPONSE REFERENCES TO THE APPROPRIATE ACCOUNTING LITERATURE.

     Company Response -- The specific details of the settlement agreement with Time Warner Entertainment Company, L.P. ("TWE") and Time Warner Cable Inc. ("TWC") (the material terms of which have been previously disclosed beginning with the Company's September 30, 2005 Form 10-Q filing) provided for:

          (a) Cash payments totaling $74 million (comprised of $5 million for TWE's costs and attorneys' fees in connection with the litigation among the parties payable in 2005 and $69 million payable in three equal installments in 2005, 2006 and 2007),

          (b) Dismissal of the pending litigation between TWE and AMC upon payment of the first installment of the $69 million and the $5 million for TWE's costs and attorneys' fees,

          (c) Comprehensive mutual releases of all claims by and among the parties to the settlement agreement (TWE, TWC, Rainbow Media Holdings, LLC ("RMH"), an indirect wholly owned subsidiary of the Company, and AMC, an indirect wholly owned subsidiary of RMH), and

          (d) The simultaneous execution by AMC and TWC of an amendment to their existing affiliation ("carriage") agreement. This amendment, among other things, extended the affiliation contract term from December 31, 2008 to December 31, 2018, a 10-year extension, or approximately a 13-year carriage period from the date of settlement.

     Concurrent with the negotiation and execution of the settlement agreement between TWE/TWC and RMH/AMC and the related amended AMC affiliation agreement, various other subsidiaries of the Company negotiated and executed new affiliation agreements and amendments to several existing affiliation agreements with TWC.

     Although Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21") is not specifically applicable to the contractual arrangements set forth above as the arrangements relate to both revenue and expense elements, the Company believes that the broad allocation principles included in EITF 00-21 are the most appropriate accounting guidance by analogy. EITF 00-21 is intended to address how to allocate fees in arrangements with multiple revenue-generating activities. The Company believes that EITF 00-21's broad allocation principles are applicable to other "multiple element arrangements" since several agreements were entered into at the same time and the presumption is that the contracts were negotiated as one agreement with multiple elements.

     The Company determined the fair values associated with each of the discrete elements of the arrangements entered into among TWE, TWC, and various subsidiaries of the Company, including the settlement agreement, the amended AMC affiliation agreement and the various other affiliation agreements, some of which were significantly modified in connection with the contemporaneous negotiation and execution of the settlement agreement. Certain of these modifications had a negative economic impact on individual subsidiaries of the Company other than AMC, effectively resulting in additional consideration being paid to TWE/TWC related to the AMC settlement and affiliation agreement extension. For example, in the case of one affiliation agreement, the Company agreed to concessions to an existing contract as part of this overall settlement. The Company's view was that on a stand-alone basis (absent the settlement agreement and AMC affiliation agreement extension) such concessions would not have been agreed to before the next contract renewal date. All such modifications resulted in additional net arrangement consideration to TWC totaling approximately $9 million[1].

     The total arrangement consideration of approximately $83 million is comprised of the total cash consideration of $74 million and the approximate $9 million of additional net arrangement consideration. The $74 million of cash consideration includes $5 million for TWE's costs and attorneys' fees. In accordance with the EITF's broad principles around income statement characterization, as discussed in paragraph 9 of EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF 01-9"), the Company aggregated the $5 million payment for TWE's costs and attorneys' fees with the $69 million in the determination of the total arrangement consideration. Since TWE was not required to and did not provide any supporting documentation for such costs and attorneys' fees, no identifiable benefit could be separated from the total arrangement consideration. The total arrangement consideration was then allocated to settlement damages and AMC deferred carriage fees

--------
[1] The offsetting effect of the $9 million of additional net arrangement consideration was principally recognized as deferred credits by certain other affected subsidiaries of the Company and will be amortized into the consolidated statement of operations over the remaining lives of the respective amended affiliation agreements, which will result in amounts that approximate fair value.

     based on their estimated relative fair values as described in the next paragraph. The Company's accounting policy regarding deferred carriage fees is disclosed in Note 1 of the Company's December 31, 2005 Form 10-K on page I-13.

     The Company prepared the following two-step analysis to ascertain the portion of the total arrangement consideration paid to TWC that related to settlement of the AMC litigation matter and the deferred carriage fee associated with the amended AMC affiliation agreement (which was contemporaneously executed in connection with the settlement):
          1. The total fair value of the settlement damages was determined based on an analysis of the excess of the historical TWC rate for carriage of AMC (from TWE's alleged date of AMC's breach of the AMC affiliation agreement (May 2002) through the settlement date) over comparable historical rates paid by other AMC affiliates (customers) and the total fair value of the deferred carriage fees was determined based on an analysis of the excess of the rates that TWC agreed to pay to carry AMC through the end of the 10-year extension period over comparable carriage rates for other AMC affiliates.
          2. The total arrangement consideration of approximately $83 million was then allocated to the settlement damages and deferred carriage fee based on their estimated relative fair values as set forth in step one above, resulting in approximately $2 million being identified as settlement damages and approximately $81 million being identified as deferred AMC carriage fees (the primary component of deferred carriage fees which was disclosed in the Operating Activities section of the Cash Flow discussion of Management's Discussion and Analysis on page 87 of the Company's December 31, 2005 Form 10-K).

     In accordance with Issue 1 of EITF 01-9, the deferred carriage fees are being amortized as a reduction of revenue over the remaining life of the amended AMC affiliation agreement of approximately 13 years (October 1, 2005 through December 31, 2018). As a result, the future contractual TWC net effective rates result in rates that are more reasonable in relation to fair value as indicated by other future contractual net effective rates for other AMC affiliates.


                            *   *   *   *   *   *

          In responding to the Staff's comments, the Company acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

          o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or comments regarding the enclosed materials, please call the undersigned at (516) 803-1450.


                                          Very truly yours,


                                          /s/ Wm. Keith Harper


                                          Wm. Keith Harper
                                          Senior Vice President, Controller
                                          and Principal Accounting Officer

cc:  Kyle Moffatt
     Dean Suehiro
     Kathleen Krebs
     (Securities and Exchange Commission)

     Michael P. Huseby
     (Executive Vice President and Chief Financial Officer)

     Victoria D. Salhus
     (Senior Vice President, Deputy General Counsel and Secretary)

     John P. Mead
     (Sullivan & Cromwell LLP)

     Rosemary A. DeVito
     (KPMG LLP)